
10030312

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 5 2010
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2500
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young, LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allan Jr. Blvd (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Morris swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires December 7, 2013



Notary Public

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- (X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- (   ) (m) A copy of the SIPC Supplemental Report.
- (   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2009
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	402
Cash and securities segregated under federal and other regulations		12,082
Deposits with clearing organizations and others		28,456
Receivables from brokers and dealers		3,897
Customer receivables		206
Securities purchased under agreements to resell *(Note 3)*		442,912
Securities owned:		
U.S. government and agency obligations		367,694
State and municipal obligations		58,221
Corporate debt and equities		413,967
Commercial paper and certificates of deposit		639
Other		8,713
Total securities owned (including encumbered securities of $297,430)		849,234
Accrued interest and other income receivable		40,293
Secured demand note receivable from Parent		160,000
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $45,449		10,489
Goodwill		123,340
Receivables for unsettled securities transactions		77,799
Income tax receivable from Parent		10,355
Deferred taxes		7,401
Other assets		5,427
Total assets	$	1,772,293
Liabilities and shareholder's equity		
Securities sold but not yet purchased	$	328,510
Securities sold under agreements to repurchase *(Note 3)*		393,420
Accrued compensation and benefits		50,885
Accrued interest payable and other liabilities		56,423
Due to related parties		21,780
Lines of credit payable to related parties		267,000
Payables to brokers and dealers		2,209
Total liabilities		1,120,227
Commitments and contingencies		
Subordinated demand note payable to Parent		160,000
Shareholder's equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		429,870
Retained earnings		62,096
Total shareholder's equity		492,066
Total liabilities and shareholder's equity	$	1,772,293

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2009
(In Thousands)

Revenues		
Corporate finance fees	$	135,986
Interest		43,873
Commissions		39,548
Underwriting fees		96,021
Trading gains, net of losses		89,927
Management and investment advisory fees		18,102
Total revenues		423,457
Expenses		
Compensation and benefits		161,185
Interest		22,532
Fees paid to related parties		59,870
Outside processing and software		25,842
Occupancy and equipment		8,506
Other		17,020
Total expenses		294,955
Income before income taxes		128,502
Provision for income taxes		49,425
Net income	$	79,077

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2009
(In Thousands)

Subordinated demand note payable to Parent, beginning of year	$	160,000
Repayment of subordinated demand note		–
Issuance of subordinated demand note		–
Subordinated demand note payable to Parent, end of year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2009
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2008	$ 100	$ 429,870	$ (16,981)	$ 412,989
Net income	–	–	79,077	79,077
Balance, December 31, 2009	$ 100	$ 429,870	$ 62,096	$ 492,066

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2009
(In Thousands)

Operating activities		
Net income	$	79,077
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4,046
Deferred tax expense		24,078
(Increase) decrease in operating assets:		
Cash and securities segregated under Federal and other regulations		2,037
Securities purchased under agreements to resell		1,664,955
Securities owned		931,425
Receivables:		
Brokers and dealers		8,177
Customers		10,693
Unsettled securities transactions, net		(58,165)
Accrued interest and other income receivable		(2,654)
Other assets		34,981
Increase (decrease) in operating liabilities:		
Securities sold but not yet purchased		(36,896)
Securities sold under agreements to repurchase		(2,156,060)
Accrued compensation and benefits		11,173
Accrued interest payable and other liabilities		(50,624)
Due to related parties		(54,957)
Payables to brokers and dealers		(13,081)
Net cash provided by operating activities		398,205
Investing activity		
Capital expenditures		(1,198)
Net cash used in investing activity		(1,198)
Financing activities		
Decrease in other short-term borrowed funds		(395,103)
Decrease in borrowings from related parties under lines of credit, net		(118,000)
Net cash used in financing activities		(513,103)
Net change in cash and cash equivalents		(116,096)
Cash and cash equivalents, beginning of year		116,498
Cash and cash equivalents, end of year	$	402
Supplemental cash flow information		
Interest paid	$	1,140
Cash settlement from Parent related to income taxes	$	(20,259)

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Organization

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade-date basis.

Marketable securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management, except for short positions for which the last quoted ask price is used. The change in fair value is included in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

1. Summary of Significant Accounting Policies (continued)

Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of direct transaction-related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under federal or other regulations as cash and cash equivalents for the statement of cash flows.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

1. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360), the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2009.

Goodwill

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, the Company completed its annual review of goodwill prior to December 31, 2009, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

2. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2009, a U.S. Treasury bill with a fair value of $10.1 million and cash of $2.0 million have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

3. Securities Under Agreements To Resell and Repurchase

Securities under agreement to resell and repurchase are collateralized primarily by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% and 110% of the underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2009, the Company had accepted collateral with a fair value of $443.5 million that the Company is permitted by contract or custom, to sell or repledge, and had repledged $110.1 million of that collateral. Total collateral pledged, as of December 31, 2009, amounted to $399.5 million.

4. Fair Value of Financial Instruments

The Company's financial instruments are valued based on quoted market prices or, if quoted market prices are not available, on quoted market prices of comparable instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally developed and considers risk premiums that a market participant would require. As a result, the recorded amounts of these financial instruments reflect management's best estimate of fair value at December 31, 2009.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with ASC 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, the Company applied the following fair value hierarchy:

Level 1: Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2: Assets and liabilities valued based on observable market data for similar instruments.

4. Fair Value of Financial Instruments (continued)

Level 3 Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The following table represents trading assets and liabilities measured at fair value on a recurring basis.

	Assets/Liabilities Measured at Fair Value December 31, 2009	Fair Value Measurement at December 31, 2009, Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Securities owned:				
U.S. government and agency obligations	$ 367,694	$ 33,303	$ 334,391	$ –
Corporate debt and equities	413,967	–	389,155	24,812
State and municipal obligations	58,221	–	51,120	7,101
Other	9,352	–	9,352	–
Total securities owned	$ 849,234	$ 33,303	$ 784,018	$ 31,913
Securities sold but not yet purchased:				
U.S. government and agency obligations	$ 184,221	$ 180,932	$ 3,289	$ –
Corporate debt and other	144,289	–	144,289	–
Total securities sold but not yet purchased	$ 328,510	$ 180,932	$ 147,578	$ –

4. Fair Value of Financial Instruments (continued)

The following is a reconciliation of the beginning and ending balances of trading assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

Trading Assets	Fair Value Measurements Using Significant Unobservable Inputs
	(In Thousands)
Beginning balance January 1, 2009	$ 503,596
Included in earnings	3,232
Purchases, sales, issuances, payments and maturities, net	(309,124)
Level 3 transfers, net	(165,791)
Ending balance December 31, 2009	$ 31,913
The amount of total gains or (losses) for the 12 months ended December 31, 2009, included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2009	$ (1,296)

At December 31, 2009 the Company held $31.9 million of ARS. As disclosed in the Level 3 roll forward, during the twelve months ended December 31, 2009, the Company transferred out of Level 3 Small Business Administration securities for which the volume and level of observable trading activity had significant increases during the year. The level of activity provided the company with sufficient market evidence of pricing such that the Company did not have to make significant adjustments to observed pricing, nor was the Company's pricing based on unobservable data. Transfers into Level 3 are generally assumed to be as of the beginning of the period in which the transfer occurred, while transfers out of Level 3 are generally assumed to occur as of the end of the period. None of the transfers into or out of Level 3 were the result of using alternative valuation approaches to estimate fair values.

5. Premises and Equipment

	Useful Life	At December 31, 2009
	(In Thousands)	
Building and improvements	2–40 years	$ 3
Leasehold improvements	1–30 years	9,710
Furniture and equipment	1–20 years	45,254
Construction-in-process		971
		55,938
Less accumulated depreciation		(45,449)
Total premises and equipment		$ 10,489

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2019, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

2010	$ 3,195
2011	2,539
2012	2,898
2013	2,808
2014	2,725
Thereafter	13,316
Total minimum lease payments	$ 27,481

Rental expense for the year ended December 31, 2009, was $3.7 million.

6. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2009 (in thousands):

U.S. government obligations	$ 184,221
Corporates and other	144,289
	$ 328,510

7. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $17.4 million in 2009, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (the Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of SunTrust Banks, Inc. common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vest after three years and generally have a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from treasury stock.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2009 was approximately $19.0 thousand and $7.6 million respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2009, there was approximately $6.6 million of unrecognized stock-based compensation expense related to nonvested stock.

8. Transactions With Related Parties

During the year ended December 31, 2009, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries. In 2009, the cost of these services allocated to the Company was $21.3 million. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2009, total referral fees paid to the Parent and affiliates totaled $38.5 million. In addition to paying for services and referral fees, the Company receives payment from the Parent and affiliates for providing certain management and investment advisory, underwriting, and corporate finance services. In 2009, payments received for such activities totaled $14.3 million. Balances with respect to related parties at December 31, 2009, are (in thousands):

Cash and cash equivalents	$	402
Cash segregated under Federal and other regulations		2,001
Securities owned		278,319
Secured demand note receivable from Parent		160,000
Securities sold under agreements to repurchase		128,719
Due to related parties		21,780
Notes payable to related parties		267,000
Subordinated demand note payable to Parent		160,000
Revenues:		
Interest		1,069
Management and investment advisory fees		1,445
Underwriting fees		10,515
Corporate finance fees		2,314
Expenses:		
Interest		3,045
Fees paid to related parties		59,870

8. Transactions With Related Parties (continued)

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 0.34% at December 31, 2009, with interest due monthly. At December 31, 2009, the outstanding balance on this unsecured line of credit was $267 million.

The Company has a $160 million subordinated collateralized non-interest-bearing note payable with the Parent that matures on December 15, 2010. Under the terms of the note payable, the Parent provided the Company with a non-interest-bearing note receivable, collateralized by marketable securities owned by the Parent. The subordinated note payable is covered by agreements approved by FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 13), it may not be repaid. Furthermore, the Company must notify FINRA within six months of the Company's intent to make payments. As of December 31, 2009, no such notices had been presented to FINRA.

The Company also has a $400 million unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. Any advances and accrued interest are due the following business day. At December 31, 2009, there were no outstanding borrowings under the facility.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2009, there were no outstanding borrowings under the facility.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes,* are as follows:

	2009		
	Current	**Deferred**	**Total**
		(In Thousands)	
Federal	$ 22,829	$ 18,982	$ 41,811
State	2,518	5,096	7,614
	$ 25,347	$ 24,078	$ 49,425

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2009
	(In Thousands)
Income tax at federal statutory rate of 35%	$ 44,975
State income taxes, net of federal benefit	4,950
Other	(500)
Total provision for income taxes	$ 49,425

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

9. Income Taxes (continued)

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to securities and benefit-related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $7.4 million at December 31, 2009. A valuation allowance has not been established against the Company's deferred tax assets as of December 31, 2009, as the Company has determined that it is more likely than not that all such tax assets will be realized in the future. The Company's temporary differences, which give rise to the net deferred tax asset, are as follows:

	2009
	(In Thousands)
Securities	$ 9,441
Employee benefits	(10,297)
Fixed assets	2,069
Accrued expenses	5,932
Other	256
Total deferred tax asset	$ 7,401

No unrecognized tax benefits have been recorded under ASC 740-10, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. As of December 31, 2009, the Company's federal returns through 2004 have been examined by the IRS and all issues have been resolved. An IRS examination of the Company's 2005 and 2006 federal income tax returns is currently in progress, but it is nearing completion. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

10. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, which were subsequently settled, had no material effect on the financial statements for the period presented.

The Company has a $300 million uncommitted, secured revolving line of credit with the Bank of New York Mellon. The line of credit requires the segregation of the Company's collateral overnight and a rate as determined by the lender at the time of the advance. At December 31, 2009, there were no outstanding borrowings under the facility.

In September 2008, the Company entered into an "agreement in principle" with FINRA related to the sales of ARS by the Company regardless of whether any claims have been asserted by the investor. This agreement is nonbinding and is subject to the negotiation of a final settlement. At this time there is no final settlement with FINRA, and FINRA has resumed its investigation. Notwithstanding that fact, the Company announced in November 2008 that it would move forward with ARS purchases from essentially the same categories of investors who would have been covered by the original term sheet with FINRA. Additionally, the Company has elected to purchase ARS from certain other investors not addressed by the agreement. The total amount of ARS the Company expected to purchase is approximately $370.0 million, although we expect that calls or redemptions of certain of the ARS could occur before or shortly after purchase by the Company and these would reduce this amount slightly. As of December 31, 2009, the Company has repurchased approximately 77% of the securities it intends to repurchase. The Company concurrently sold these positions to the Parent at market value; therefore, did not hold positions on the Company's balance sheet at December 31, 2009. The Company has determined that it has a probable loss pursuant to the provisions of ASC 450, *Contingencies* that could be reasonably estimated at December 31, 2009, as the difference between the par amount and the estimated fair value of ARS that the Company believes it will likely purchase from investors. The total gain relating to the ARS agreements recognized during the year ended December 31, 2009, was approximately $18.1 million. These amounts are comprised of trading gains or losses on probable future purchases, trading losses on ARS classified as trading securities that were purchased from investors, and securities gains on calls.

10. Commitments and Contingencies (continued)

In the normal course of business, the Company may become subject to litigation or claims, which at times, result in an accrual being recorded. The Company is not aware of any litigation or claims against the Company that would materially affect its business and operations.

11. Financial Instruments With Off-Balance-Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities. The Company enters into various off-balance-sheet financial instruments of this nature regarding mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities sold but not yet purchased and in current period earnings. At December 31, 2009, the Company had TBA commitments totaling $37.4 million, resulting in net unrealized losses of $0.6 million.

12. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2009, the Company experienced de minimis net losses as a result of the indemnity. The clearing agreement expires May 2015.

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital, as defined, of $350.6 million, which was $349.5 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009
(In Thousands)

Computation of net capital		
Total shareholder's equity		$ 492,066
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		652,066
Deductions and/or charges:		
Nonallowable assets:		
Additional charges for customers' and non-customers' security accounts		
Securities owned not readily marketable	$ 20,018	
Furniture, equipment and leasehold improvements, net accumulated depreciation	10,489	
Goodwill	123,340	
Deposits with clearing organizations	28,356	
Other assets, miscellaneous	57,174	
Total nonallowable assets	239,377	
Other deductions or charges	5,975	245,352
Net capital before haircuts on securities positions		406,714
Haircuts on securities:		
Trading assets:		
U.S. government and agency obligations	13,843	
Corporate obligations	39,305	
State and municipal obligations	2,130	
Bankers acceptance and CDs	0	
Stocks and warrants	4	
Other securities	548	
Undue concentration	279	56,109
Net capital		350,605
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)		1,092
Excess net capital		$ 349,513
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 349,295

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2009, filed on February 23, 2010.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009
(In Thousands)

Credit balances:		
Customer-related fails to receive	$	205
Market value of short securities and credits in all suspense accounts over 30 calendar days		4,180
Total credit balances	$	4,385
Debit balances:		
Customer debit balances	$	198
Gross debits		198
Less 3%		(6)
Total debit balances	$	192
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	4,193
Amount on deposit in the "Reserve Bank Account" at December 31, 2009	$	12,082

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2009, filed on February 23, 2010.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009
(In Thousands)

Market value and number of items of Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.	None
Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2009, filed on February 23, 2010.

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: +1 404 874 8300

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Shareholder and Board of Directors
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Robinson Humphrey, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Robinson Humphrey, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Robinson Humphrey, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. SunTrust Robinson Humphrey, Inc.'s management is responsible for SunTrust Robinson Humphrey, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the Determination of SIPC Net Operating Revenues and General Assessment Schedule for period from April 1, 2009 through December 31, 2009, derived from the unaudited FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers on the Determination of SIPC Net Operating Revenues and General Assessment Schedule for period from April 1, 2009 through December 31, 2009.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There are no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   This is not applicable as there was no overpayment.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017212 FINRA DEC
SUNTRUST ROBINSON HUMPHREY INC 12*12
ATTN: DONALD MORRIS
303 PEACHTREE ST NE STE 2500
ATLANTA GA 30308-3201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 835,540

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (315,458)

08/12/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 520,082

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 520,082

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SunTrust Robinson Humphrey, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23rd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 346,052,171
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	3,657,270
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,657,270
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 15,493,420	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	15,493,420
Total deductions	15,493,420
2d. SIPC Net Operating Revenues	$ 334,216,021
2e. General Assessment @ .0025	$ 835,540

(to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com




FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2009
With Reports of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

SunTrust Robinson Humphrey, Inc.
(A wholly owned subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents